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                                                                    EXHIBIT 99.8

                                                           [English Translation]
                                                           Disclosure on Inquiry
                                                               February 13, 2004

                              HANARO TELECOM, INC.
                        POSSIBLE ACQUISITION OF DREAMLINE


- With respect to the possible acquisition of Dreamline's broadband Internet access business, Hanaro has been studying the feasibility of possible acquisition, since the disclosure upon inquiry dated June 9, 2003. Hanaro Telecom, Inc. ("Hanaro") sent a notice to Dreamline on February 13, 2004 informing that a blanket acquisition of Dreamline's broadband Internet access business was difficult given the cooperative relationship with system operators/RO and other related matters.

- Hanaro may selectively acquire Dreamline's broadband Internet access business depending on the business status in each area.

- This is a confirmation of the disclosure upon inquiry entitled "Possible Acquisition of Dreamline".

* Date of relevant local filings: June 9, 2003, July 9, 2003, August 8, 2003, September 8, 2003, October 8, 2003, November 7, 2003, December 5, 2003, January 5, 2004, February 5, 2004.